HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018 and 2017

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the condensed interim unaudited consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the three and nine months ended September 30, 2018, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2017. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which vary from those of the US. This MD&A provides information for the three and nine months ended September 30, 2018, based on information available to management as of November 7, 2018.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2018	2017	Change	2018	2017	Change
Revenues	1,598	1,511	5.8%	4,630	4,518	2.5%
Purchased power	733	675	8.6%	2,158	2,213	(2.5%)
Revenues, net of purchased power[1]	865	836	3.5%	2,472	2,305	7.2%
Operation, maintenance and administration costs (OM&A)	260	252	3.2%	762	784	(2.8%)
Depreciation and amortization	211	207	1.9%	615	597	3.0%
Financing charges	109	104	4.8%	311	310	0.3%
Income tax expense	50	31	61.3%	128	79	62.0%
Net income attributable to common shareholder of Hydro One	231	241	(4.1%)	645	531	21.5%

Basic earnings per common share (EPS)	$1,624	$1,694	(4.1%)	$4,535	$3,733	21.5%
Diluted EPS	$1,624	$1,694	(4.1%)	$4,535	$3,733	21.5%

Net cash from operating activities	508	432	17.6%	1,201	1,157	3.8%
Funds from operations (FFO)[1]	430	412	4.4%	1,256	1,198	4.8%

Capital investments	399	378	5.6%	1,102	1,128	(2.3%)
Assets placed in-service	238	292	(18.5%)	855	849	0.7%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	22,759	20,857	9.1%	20,841	19,801	5.3%
Distribution: Electricity distributed to Hydro One customers (GWh)	6,817	6,226	9.5%	20,334	19,046	6.8%

	2018	2017
Debt to capitalization ratio[2]	51.2%	51.1%

[1]	See section “Non-GAAP Measures” for description and reconciliation of FFO and Revenues, net of purchased power.

[2]
Debt to capitalization ratio has been presented at September 30, 2018 and December 31, 2017, and has been calculated as total debt (includes total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholder's equity, including preferred shares but excluding any amounts related to noncontrolling interest.

OVERVIEW
For the nine months ended September 30, 2018, Hydro One’s business segments accounted for the Company’s total revenues, net of purchased power, as follows:

	Transmission	Distribution	Other
Percentage of Company’s total revenues, net of purchased power	54%	46%	—%
At September 30, 2018, Hydro One’s business segments accounted for the Company’s total assets as follows:

	Transmission	Distribution	Other
Percentage of Company’s total assets	52%	35%	13%

1

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholder for the quarter ended September 30, 2018 of $231 million is a decrease of $10 million or 4.1% from the prior year. Significant influences on net income included:

•	increase in transmission and distribution revenues due to higher energy consumption resulting from favourable weather;

•
lower transmission revenues driven by the timing of Ontario Energy Board (OEB)'s decision on the 2017-2018 transmission rate filing, which resulted in recognition of year-to-date revenues in the third quarter of 2017, partially offset by increased OEB-approved transmission rates;

•
higher OM&A costs primarily resulting from higher corporate support costs, partially offset by savings related to the renewed information technology (IT) outsourced contract, and lower customer programs costs; and

•
higher income tax expense primarily attributable to a combination of an increase in the estimated annual effective tax rate (ETR) for 2018 arising from higher forecast earnings coupled with a corresponding decrease in the estimated annual ETR for 2017 arising from lower forecast earnings.

Net income attributable to common shareholder for the nine months ended September 30, 2018 of $645 million is an increase of $114 million or 21.5% from the prior year. Significant influences on net income included:

•	increase in transmission and distribution revenues due to higher energy consumption resulting from favourable weather;

•	higher transmission revenues driven by increased OEB-approved transmission rates;

•
lower OM&A costs primarily resulting from savings related to the renewed IT outsourced contract, lower customer programs costs, lower storm restoration costs and timing of work programs; partially offset by higher project write-offs due to revision of asset replacement strategies and alternatives not pursued; and

•
higher income tax expense primarily attributable to a combination of an increase in the estimated annual ETR for 2018 arising from higher forecast earnings coupled with a corresponding decrease in the estimated annual ETR for 2017 arising from lower forecast earnings.

Revenues

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2018	2017	Change	2018	2017	Change
Transmission	495	471	5.1%	1,346	1,201	12.1%
Distribution	1,103	1,040	6.1%	3,284	3,317	(1.0%)
Total revenues	1,598	1,511	5.8%	4,630	4,518	2.5%

Transmission	495	471	5.1%	1,346	1,201	12.1%
Distribution, net of purchased power	370	365	1.4%	1,126	1,104	2.0%
Total revenues, net of purchased power	865	836	3.5%	2,472	2,305	7.2%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	22,759	20,857	9.1%	20,841	19,801	5.3%
Distribution: Electricity distributed to Hydro One customers (GWh)	6,817	6,226	9.5%	20,334	19,046	6.8%
Transmission Revenues
Transmission revenues increased by 5.1% for the quarter ended September 30, 2018 primarily due to the following:

•	higher average monthly Ontario 60-minute peak demand primarily driven by favourable weather in the summer of 2018; and

•	increased 2018 allowed return on equity (ROE) for the transmission business; partially offset by

•
lower revenues driven by the timing of the OEB’s decision on the 2017-2018 transmission rate filing, which resulted in recognition of year-to-date revenues in the third quarter of 2017; partially offset by increased OEB-approved transmission rates for 2018; and

•	lower deferred regulatory adjustments.
The increase of 12.1% in transmission revenues for the nine months ended September 30, 2018 was primarily due to the following:

•	higher average monthly Ontario 60-minute peak demand primarily driven by favourable weather in May, June and the summer of 2018;

•	higher revenues driven by increased OEB-approved transmission rates for 2018; and

•	increased 2018 allowed ROE for the transmission business; partially offset by

•	lower deferred regulatory adjustments.

2

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

Distribution Revenues, Net of Purchased Power
Distribution revenues, net of purchased power, increased by 1.4% for the quarter ended September 30, 2018 primarily due to the following:

•	higher energy consumption resulting from favourable weather in the summer of 2018; partially offset by

•
lower external revenues in 2018 primarily due to revenues received in 2017 for Hurricane Irma restoration assistance efforts in Florida. These restoration efforts had no impact on the Company's net income, as related costs were recorded in distribution OM&A during the third quarter of 2017; and

•	lower deferred regulatory adjustments.
The increase of 2.0% in distribution revenues, net of purchased power, for the nine months ended September 30, 2018 was the result of similar factors as noted above.
OM&A Costs

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2018	2017	Change	2018	2017	Change
Transmission	100	98	2.0%	307	307	—%
Distribution	151	151	—%	439	452	(2.9%)
Other	9	3	200.0%	16	25	(36.0%)
	260	252	3.2%	762	784	(2.8%)
Transmission OM&A Costs
Transmission OM&A costs increased by 2.0% for the quarter ended September 30, 2018 primarily due to the following:

•	higher volume of work on vegetation management;

•	higher project write-offs due to revision of asset replacement strategies and alternatives not pursued; and

•	higher corporate support costs; partially offset by

•	insurance proceeds received for the National Research Council (NRC) transformer station; and

•	lower costs related to the renewed IT outsourced contract.
Transmission OM&A costs for the nine months ended September 30, 2018 were comparable to prior year, and were primarily impacted by factor noted above, as well as lower volume of work on environmental management.
Distribution OM&A Costs
Distribution OM&A costs for the quarter ended September 30, 2018 were comparable to prior year, and were primarily impacted by:

•
lower storm restoration costs in 2018 as a result of Hurricane Irma restoration assistance efforts in Florida in 2017. These restoration efforts had no impact on the Company's net income, as related revenues were recorded in distribution revenues during the third quarter of 2017;

•	lower costs associated with customer programs, primarily related to the Call Center and a lower volume of field collections and investigations as a result of extended winter moratorium;

•	lower costs related to the renewed IT outsourced contract;

•	higher spend on vegetation management;

•	higher volume of emergency calls; and

•	higher corporate support costs.
The decrease of 2.9% in distribution OM&A costs for the nine months ended September 30, 2018 was primarily due to the following:

•	lower storm restoration costs;

•
lower costs associated with customer programs, primarily related to Call Center, less demand for low income assistance program and a lower volume of field collections and investigations as a result of extended winter moratorium;

•	lower costs related to the renewed IT outsourced contract;

•	lower bad debt expense; partially offset by

•	project and inventory write-offs due to revision of asset replacement strategies, alternatives not pursued, and obsolete inventory and technology; and

•	higher volume of emergency calls.
Other OM&A Costs
The changes in other OM&A costs for the quarter and nine months ended September 30, 2018 were primarily impacted by labour costs and consulting costs related to strategy development.

3

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

Financing Charges
The increase of $5 million or 4.8% in financing charges for the quarter ended September 30, 2018 was primarily due to an increase in interest expense on long-term debt driven by higher long-term debt balance outstanding during the third quarter of 2018.
Financing charges for the nine months ended September 30, 2018 were comparable to prior year. Main factors included an increase in interest expense on short-term notes payable driven by higher weighted average interest rates and balance of short-term notes outstanding in 2018, and a decrease in interest expense on long-term debt driven by lower long-term debt balance outstanding in 2018.
Income Tax Expense
Income tax expense was $50 million and $128 million for the three and nine months ended September 30, 2018, respectively, compared to $31 million and $79 million in the same periods of 2017. The Company realized an ETR for the three and nine months ended September 30, 2018 of approximately 17.5% and 16.3%, respectively, compared to approximately 11.4% and 12.9% in the same periods last year.
As prescribed by the regulators, the Company recovers income taxes and is required to accrue its tax expense based on the tax liability determined without accounting for temporary differences recoverable in the future from customers. The annual ETR is re-forecast at each interim reporting period and can fluctuate based on the change in forecast annual earnings at the conclusion of each reporting period.
The increase in income tax expense for the three and nine months ended September 30, 2018 was primarily attributable to a combination of an increase in the estimated annual ETR for 2018 arising from higher forecast earnings coupled with a corresponding decrease in the estimated annual ETR for 2017 arising from lower forecast earnings.
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016
Revenues	1,598	1,466	1,566	1,429	1,511	1,361	1,646	1,604
Purchased power	733	674	751	662	675	649	889	858
Revenues, net of purchased power	865	792	815	767	836	712	757	746
Net income to common shareholder	231	199	215	180	241	120	170	131

Basic and diluted EPS	$1,624	$1,399	$1,512	$1,265	$1,694	$844	$1,195	$921

Earnings coverage ratio[1]	3.0	3.0	2.8	2.7	2.5	2.6	2.7	2.8

[1]
Earnings coverage ratio has been presented for the twelve months ended as of each date indicated above and has been calculated as net income before financing charges and income taxes attributable to shareholder of Hydro One, divided by the sum of financing charges, capitalized interest, and preferred dividends.

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve both additions to existing assets and large scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2018	2017	Change	2018	2017	Change
Transmission	112	120	(6.7%)	466	367	27.0%
Distribution	126	172	(26.7%)	389	482	(19.3%)
Total assets placed in-service	238	292	(18.5%)	855	849	0.7%
Transmission Assets Placed In-Service
Transmission assets placed in-service decreased by $8 million or 6.7% during the third quarter of 2018 primarily due to the following:

•
timing of assets placed in-service for station sustainment investments, including Richview transmission station, Lakehead transmission station, and Kirkland Lake transmission station, partially offset by Beach transmission station;

4

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

•	lower volume of overhead lines and component replacement work placed in-service;

•	lower volume of fleet and work equipment purchases;

•	lower volume of wood pole replacements; partially offset by

•	higher volume of spare transformer purchases; and

•	higher volume of replacement work on transmission facilities as a result of the wind storm.
Transmission assets placed in-service increased by $99 million or 27.0% during the nine months ended September 30, 2018 primarily due to the factors listed above, as well as the following:

•	substantial completion of major development work at the Clarington transmission station; partially offset by

•
timing of assets placed in-service for station sustainment investments, including Aylmer transmission station, Goderich transmission station, DeCew Falls switching station, Nepean transmission station, and Hinchinbrooke switching station; partially offset by NRC transmission station, and Bruce A transmission station;

•	the completion of the Field Workforce Optimization (Move-to-Mobile) project in June 2017; and

•	cumulative investments for major local area supply projects at the Manby and Hawthorne transmission stations placed in-service in 2017.
Distribution Assets Placed In-Service
Distribution assets placed in-service decreased by $46 million or 26.7% during the third quarter of 2018 primarily due to the following:

•	the completion of the Outage Response Management System (ORMS) project in the third quarter of 2017;

•	lower volume of fleet and work equipment purchases;

•	timing of assets that were placed in-service for system capability reinforcement projects;

•	lower volume of distribution station refurbishments;

•	lower volume of wood pole replacements; and

•	higher volume of lines large sustainment carryover work in the third quarter of 2017; partially offset by

•	higher volume of emergency power and storm restorations work.
Distribution assets placed in-service decreased by $93 million or 19.3% during the nine months ended September 30, 2018 primarily due to the factors listed above, as well as the following:

•	the completion of the Move-to-Mobile project in June 2017; and

•	completion of an operation center in Bolton in February 2017; partially offset by

•	increased investments for meter sustainment work were placed in-service;

•	cumulative investments that were placed in-service for the Source-to-Order Transformation project, which aims to modernize the Company’s sourcing and procurement capabilities; and

•	the completion of the Bill Redesign project, which included investments in application enhancements and software upgrades.
Capital Investments
The following table presents Hydro One’s capital investments during the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2018	2017	Change	2018	2017	Change
Transmission
Sustaining	221	189	16.9%	587	548	7.1%
Development	30	32	(6.3%)	77	108	(28.7%)
Other	10	19	(47.4%)	29	45	(35.6%)
	261	240	8.8%	693	701	(1.1%)
Distribution
Sustaining	72	63	14.3%	232	215	7.9%
Development	59	53	11.3%	153	162	(5.6%)
Other	7	22	(68.2%)	24	50	(52.0%)
	138	138	—%	409	427	(4.2%)

Total capital investments	399	378	5.6%	1,102	1,128	(2.3%)

5

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

Transmission Capital Investments
Transmission capital investments increased by $21 million or 8.8% during the third quarter of 2018. Principal impacts on the levels of capital investments included:

•	higher volume of demand work associated with equipment failures;

•	higher volume of overhead lines refurbishments and replacements;

•
timing of project activities on major development projects, including the Niagara Reinforcement and Lake Superior Link projects, as well as work at Brant, Holland, and Clarington transmission stations;

•	higher volume of work required to adhere to the North American Electric Reliability Corporation (NERC) Critical Infrastructure Protection (Cyber Security) standards; and

•	higher volume of IT upgrades and enhancements primarily related to the Private Cloud Data Center project in support of the modernization of Hydro One's IT infrastructure; partially offset by

•	lower volume of transmission station refurbishments and replacements work;

•	lower spend on load customer connections due to the completion of work at Leamington transmission station in 2017; partially offset by timing of work at Enfield transmission station; and

•	decreased investment in fleet and work equipment purchases as a result of fleet standardization and asset specification review.
Transmission capital investments decreased by $8 million or 1.1% during the nine months ended September 30, 2018, primarily due to the factors listed above, as well as the following:

•	lower spend on load customer connections attributable to higher capital contribution received from customers;

•	timing of work on the Hawthorne transmission station;

•	lower volume of wood pole replacements; and

•	the completion of the Move-to-Mobile project in second quarter of 2017; partially offset by

•	higher volume of spare transformer purchases.
Distribution Capital Investments
Distribution capital investments for the quarter ended September 30, 2018 were comparable to prior year, and were primarily impacted by:

•	decreased investments in fleet and work equipment purchases as a result of fleet standardization and asset specification review;

•	lower volume of wood pole replacements;

•	lower volume of distribution lines and station refurbishments and replacements work;

•	increased volume of emergency power and storm restorations work due to higher storm activity in 2018; and

•	higher volume of IT upgrades and enhancements primarily related to the Private Cloud Data Center project in support of the modernization of Hydro One's IT infrastructure.
Distribution capital investments decreased by $18 million or 4.2% during the nine months ended September 30, 2018, primarily due to the factors listed above, as well as the following:

•	lower spend on Advanced Distribution System infrastructures;

•	the completion of the Move-to-Mobile project in second quarter of 2017; and

•	lower spend on new connections and upgrades.

6

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at September 30, 2018:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Supply to Essex County Transmission Reinforcement	Windsor-Essex area Southwestern Ontario	New transmission line and station	2018	55[1]	54
Clarington Transmission Station	Oshawa area Southwestern Ontario	New transmission station	2018	240[1]	235
Niagara Reinforcement Project	Niagara area Southwestern Ontario	New transmission line	2019	130	114
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2021	157	12
Northwest Bulk Transmission Line	Thunder Bay-Atikokan Northwestern Ontario	New transmission line	2024	350	1

Sustainment Projects:
Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2019	104	96
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2020	138	119
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2022	114	61
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2023	98	56
1 Major portions of the Supply to Essex County Transmission Reinforcement and Clarington Transmission Station projects were completed and placed in-service. Work on certain minor portions of the project continues in the second half of 2018.
Future Capital Investments
Following is a summary of estimated capital investments by Hydro One over the years 2018 to 2022. The Company’s estimates are based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework. The 2019 transmission capital investments estimates differ from the prior year disclosures, representing a decrease of $158 million to reflect Hydro One's recent one-year inflation-based application for 2019 transmission rates. The projections and the timing of 2020-2022 expenditures are subject to approval by the OEB.
The following table summarizes Hydro One’s annual projected capital investments for 2018 to 2022, by business segment:

(millions of dollars)	2018	2019	2020	2021	2022
Transmission	1,010	1,059	1,278	1,486	1,404
Distribution	641	751	715	719	805
Total capital investments	1,651	1,810	1,993	2,205	2,209
The following table summarizes Hydro One’s annual projected capital investments for 2018 to 2022, by category:

(millions of dollars)	2018	2019	2020	2021	2022
Sustainment	1,103	1,040	1,328	1,547	1,608
Development	340	523	487	490	430
Other[1]	208	247	178	168	171
Total capital investments	1,651	1,810	1,993	2,205	2,209

[1]	“Other” capital expenditures consist of special projects, such as those relating to IT.

7

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2018	2017	2018	2017
Cash provided by operating activities	508	432	1,201	1,157
Cash provided by (used in) financing activities	(748)	31	484	4
Cash used in investing activities	(391)	(380)	(1,075)	(1,119)
Increase (decrease) in cash and cash equivalents	(631)	83	610	42
Cash provided by operating activities
Cash from operating activities for the third quarter of 2018 increased by $76 million compared to the third quarter of 2017, were impacted by various factors, including higher cash earnings, and favourable changes in non-cash balances related to operations.
Cash from operating activities for the nine months ended September 30, 2018 decreased by $44 million compared to the same period in 2017, were impacted by various factors, including improved collection of accounts receivables in 2017 that reached a stabilized level in 2018, and disposition of certain regulatory variance and deferral accounts in 2018, partially offset by higher cash earnings in 2018.
Cash provided by financing activities
Sources of cash

•	During the nine months ended September 30, 2018, the Company issued $1,400 million of long-term debt, all in the second quarter, compared to no long-term debt issued in the prior year.

•
The Company received proceeds of $445 million and $2,987 million from the issuance of short-term notes in the three and nine months ended September 30, 2018, respectively, compared to $1,232 million and $2,810 million received in the same periods last year.

Uses of cash

•
During the three and nine months ended September 30, 2018, the Company made returns of stated capital of $140 million and $405 million, respectively, compared to returns of stated capital of $129 million and $405 million made in the same periods last year.

•
Dividends paid in the three and nine months ended September 30, 2018 were $3 million and $13 million, respectively, compared to dividends of $5 million and $11 million paid in the same periods last year.

•
The Company repaid $1,049 million and $3,469 million of short-term notes in the three and nine months ended September 30, 2018, respectively, compared to $1,053 million and $2,385 million repaid in the same periods last year.

Cash used in investing activities
Uses of cash

•	Capital expenditures were $12 million higher in the third quarter of 2018 and $37 million lower year-to-date 2018, primarily due to volume and timing of capital investment work.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through funds from operations, Hydro One’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $1.5 billion in short-term notes with a term to maturity of up to 365 days. At September 30, 2018, Hydro One had $444 million in commercial paper borrowings outstanding, compared to $926 million outstanding at December 31, 2017. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) with total availability of $2.3 billion maturing in 2022, with no amounts used at September 30, 2018 or December 31, 2017. The Company may use these credit facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s normal operating requirements.
At September 30, 2018, the Company had long-term debt outstanding in the principal amount of $11,468 million which included $11,323 million of long-term debt issued by Hydro One and long-term debt in the principal amount of $145 million held by Hydro One Sault Ste. Marie LP (HOSSM). The majority of long-term debt issued by Hydro One has been issued under its Medium Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 is $4.0 billion. At September 30, 2018, $2.6 billion remained available for issuance until April 2020. The long-

8

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017 term debt consists of notes and debentures that mature between 2018 and 2064, and at September 30, 2018, had a weighted-average term to maturity of approximately 15.5 years and a weighted-average coupon rate of 4.1%.
Compliance
At September 30, 2018, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
Credit Ratings
Following the announcement of the Avista Corporation transaction by Hydro One Limited on July 19, 2017, various ratings organizations undertook a review of the Company’s debt ratings. These ratings organizations may take various actions, positive or negative. The Company cannot predict what actions rating agencies may take in the future. The failure to maintain the Company’s current credit ratings could adversely affect the Company’s financial condition and results of operations, and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt.
On June 20, 2018, Moody's Investors Service (Moody’s) downgraded the long-term debt rating for Hydro One to "Baa1" from "A3", and revised its outlook on the Company to stable from negative. In addition, Moody’s affirmed the existing "Prime-2" short-term debt rating for Hydro One. Moody’s no longer assigns any probability of extraordinary support from the Province of Ontario (Province) in Hydro One’s credit analysis which has led to the downgrade.
On June 15, 2018, S&P Global Ratings (S&P) placed its ratings on the Company on CreditWatch negative reflecting the likelihood of a one-notch downgrade to Hydro One due to Hydro One Limited's Avista Corporation transaction. On July 18, 2018, S&P released an update maintaining the CreditWatch negative placement, which continued to reflect the likelihood of a one-notch downgrade in the Company's issuer credit rating of "A" due to Hydro One Limited's Avista Corporation transaction, and also incorporated the possibility that the Company’s governance structure could result in an additional one-notch downgrade if S&P concludes that recent developments related to the retirement of the Company's Chief Executive Officer (CEO) and the replacement of the Company's Board of Directors (Board) adversely impact management decision making and fails to promote the interests of all stakeholders. See section "Hydro One Board of Directors and Executive Officers" for more information.
On September 13, 2018, S&P lowered the issue-level rating on Hydro One's senior unsecured debt by one notch to "A-" from "A" and lowered the rating on Hydro One's commercial paper program by one notch to "A-1(low)" from "A-1(mid)" on the Canadian National Scale.  All ratings remain on CreditWatch where S&P placed them with negative implications on June 15, 2018. The one-notch downgrade reflects S&P’s reassessment of Hydro One's management and governance structure, which has weakened following the Province's decision to exert its influence on the Company's compensation structure through legislation, potentially promoting the interests and priorities of one owner above those of other stakeholders.
The following table presents the Company's credit ratings at September 30, 2018:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS Limited	R-1 (low)	A (high)
Moody's	Prime-2	Baa1
S&P	A-1 (low)	A-
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

9

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

September 30, 2018 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt – principal repayments	11,468	981	1,956	736	7,795
Long-term debt – interest payments	8,329	459	858	776	6,236
Short-term notes payable	444	444	—	—	—
Pension contributions[1]	159	66	93	—	—
Environmental and asset retirement obligations	197	30	64	61	42
Outsourcing agreements	271	124	138	5	4
Operating lease commitments	28	8	14	3	3
Long-term software/meter agreement	41	14	23	3	1
Total contractual obligations	20,937	2,126	3,146	1,584	14,081

Other commercial commitments (by year of expiry)
Operating Credit Facilities	2,300	—	—	2,300	—
Letters of credit[2]	167	162	5	—	—
Guarantees[3]	325	325	—	—	—
Total other commercial commitments	2,792	487	5	2,300	—

[1]
Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2018, 2019 and 2020 minimum pension contributions are based on an actuarial valuation as at December 31, 2017 and projected levels of pensionable earnings.

[2]
Letters of credit consist of a $154 million letter of credit related to retirement compensation arrangements, a $7 million letter of credit provided to the Independent Electricity System Operator (IESO) for prudential support, $5 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.

[3]	Guarantees consist of prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
SHARE CAPITAL
The Company is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At November 7, 2018, Hydro One had 142,239 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At November 7, 2018, two series of preferred shares are authorized for issuance: the Class A preferred shares and Class B preferred shares. At November 7, 2018, the Company had 485,870 Class B preferred shares and no Class A preferred shares issued and outstanding.
REGULATION
The OEB approves both the revenue requirements of and the rates charged by Hydro One’s regulated transmission and distribution businesses. The rates are designed to permit the Company’s transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its deemed 40% equity level invested in the regulated businesses. This is done by applying a specified equity risk premium to forecast interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral and variance accounts over specified time frames.

10

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

The following table summarizes the status of Hydro One’s major regulatory proceedings:

Application	Years	Type	Status

Electricity Rates
Hydro One Networks	2017-2018	Transmission – Cost-of-service	OEB decision received[1]
Hydro One Networks	2019	Transmission – Revenue Cap	OEB decision pending
Hydro One Networks	2018-2022	Distribution – Custom	OEB decision pending
B2M LP	2015-2019	Transmission – Cost-of-service	OEB decision received
HOSSM	2017-2026	Transmission – Revenue Cap	OEB decision received[2]
NRLP	2019	Transmission – Interim Revenue	OEB decision pending

Mergers Acquisitions Amalgamations and Divestitures (MAAD)
Orillia Power	n/a	Acquisition	OEB decision pending[3]
Peterborough Distribution	n/a	Acquisition	OEB decision pending

Leave to Construct
East-West Tie Station Expansion	n/a	Section 92	OEB decision pending
Lake Superior Link Project	n/a	Section 92	OEB decision pending

[1]	In August 2018, the OEB returned the portion of the Decision relating to the deferred tax asset to an OEB panel for reconsideration.

[2]
In October 2016, the OEB approved the 2017-2026 revenue requirements. In July 2018, HOSSM filed an application for an inflationary increase (Price Cap Escalator factor) to its 2019 revenue requirement.

3 In September 2018, Hydro One filed a new MAAD application with the OEB to acquire Orillia Power.
The following table summarizes the key elements and status of Hydro One’s electricity rate applications:

Application	Year	ROE Allowed (A) or Forecast (F)	Rate Base Allowed (A) or Forecast (F)	Rate Application Status	Rate Order Status

Transmission
Hydro One Networks	2018	9.00% (A)	$11,148 million (A)	Approved in September 2017	Approved in December 2017
	2019	n/a1	n/a1	Filed in October 2018	To be filed

B2M LP	2018	9.00% (A)	$502 million (A)	Approved in December 2015	OEB decision received
	2019	9.00% (F)	$496 million (A)	Approved in December 2015	To be filed in 2018 Q4

HOSSM	2017-2026	9.19% (A)	$218 million (A)	Approved in October 2016	OEB decision received[2]

NRLP	2019	9.00% (F)	$123 million (F)	Filed in October 2018	To be filed

Distribution
Hydro One Networks	2018	9.00% (A)	$7,650 million (F)	Filed in March 2017[3]	To be filed in 2018 Q4
	2019	9.00% (F)	$8,009 million (F)	Filed in March 2017[3]	To be filed in 2018 Q4
	2020	9.00% (F)	$8,412 million (F)	Filed in March 2017[3]	To be filed in 2019 Q4
	2021	9.00% (F)	$8,941 million (F)	Filed in March 2017[3]	To be filed in 2020 Q4
	2022	9.00% (F)	$9,306 million (F)	Filed in March 2017[3]	To be filed in 2021 Q4
1 The Revenue Cap application is a formulaic adjustment to the approved revenue requirement and does not consider ROE or rate base.

[2]
In October 2016, the OEB approved the 2017-2026 revenue requirements. In July 2018, HOSSM filed an application for an inflationary increase (Price Cap Escalator factor) to its 2019 revenue requirement.

[3]	In June 2018, Hydro One Networks filed an undertaking with the OEB which included updated rate base amounts.
Electricity Rates Applications
Hydro One Networks - Transmission
On September 28, 2017, the OEB issued its Decision and Order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Decision), with 2017 rates effective January 1, 2017. Key changes to the application as filed included reductions in planned capital expenditures of $126 million and $122 million for 2017 and 2018, respectively, in OM&A expenses related to compensation by $15 million for each year, and in estimated tax savings from the Initial Public Offering (IPO) by $24 million and $26 million for 2017 and 2018, respectively. On October 10, 2017, Hydro One Networks filed a Draft Rate Order reflecting the changes outlined in the Decision.
In its Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One's shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a Decision and Order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of Hydro One Networks' transmission deferred income tax regulatory asset of up to approximately $515 million. If the

11

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

OEB were to apply the same calculation for sharing in Hydro One Networks' 2018-2022 distribution rates, for which a decision is currently outstanding, it would result in an additional impairment of up to approximately $370 million related to Hydro One Networks' distribution deferred income tax regulatory asset. The exposure from the potential impairments would be a one-time decrease in net income of up to approximately $885 million, resulting in an annual decrease to FFO in the range of $50 million to $60 million.
In October 2017, the Company filed a Motion to Review and Vary (Motion) the Decision and filed an appeal with the Divisional Court of Ontario (Appeal). In both cases, the Company's position is that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. An OEB hearing of the merits of the Motion was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Decision relating to the deferred tax asset to an OEB panel for reconsideration. Based on the assumptions that the OEB applies established rate making principles in a manner consistent with its past practice and does not exercise its discretion to take other policy considerations into account, management is of the view that it is likely that the aforementioned tax savings will be allocated to the benefit of Hydro One shareholders.
In October 2017, the intervenor Anwaatin Inc. also filed a Motion to Review and Vary the OEB Decision (Anwaatin Motion) alleging that the OEB breached its duty of procedural fairness, failed to respond to certain evidence, and failed to provide reasons on the capital budget as it related to reliability issues impacting Anwaatin Inc.’s constituents. The Anwaatin Motion was heard by the OEB on February 13, 2018. Hydro One reached a settlement agreement with Anwaatin Inc. regarding the Anwaatin Motion. On June 15, 2018, the settlement agreement was filed with the OEB for approval.
On November 23, 2017, the OEB approved the 2017 rates revenue requirement of $1,438 million. On December 20, 2017, the OEB approved the 2018 rates revenue requirement of $1,511 million, which included a $25 million increase from the approved amount, as a result of the OEB-updated cost of capital parameters. Uniform Transmission Rates (UTRs), reflecting these approved amounts, were approved by the OEB on February 1, 2018 to be effective as of January 1, 2018.
In March 2017, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) 2017-07, which limits capitalization of post-employment benefit related costs to the service cost component. Hydro One filed an application requesting the OEB to approve a regulatory asset, to record the amounts no longer permitted for capitalization under the new standard, effective January 1, 2018. In May 2018, the OEB approved the regulatory asset.
On March 16, 2018, the OEB issued a letter requesting Hydro One to file the transmission revenue requirement application for a four-year test period from 2019 to 2022, rather than the minimum 5-year period allowed under existing OEB policy. The OEB indicated that it is more appropriate to consider rates for Hydro One’s distribution and transmission businesses in a single application, and stated that it expected Hydro One to file a single application for distribution rates (including Hydro One Remote Communities Inc.) and transmission revenue requirement for the period from 2023 to 2027.
A one-year inflation-based application for 2019 transmission rates was filed with the OEB on October 26, 2018.
Hydro One Networks - Distribution
The OEB oral hearing related to Hydro One Networks’ application for 2018-2022 distribution rates was held on June 11-28, 2018. On July 20, 2018, Hydro One submitted its Argument-in-Chief. Intervenors had until August 10, 2018 to respond. On August 31, 2018, Hydro One filed its reply argument with the OEB. This concludes the evidentiary process with the exception of pole attachment charges, and matters relating to recovery of certain amounts paid for executive compensation, as per the Hydro One Accountability Act (Act). See section "Hydro One Board of Directors and Executive Officers" for more information. For both of these matters, the OEB issued a procedural order on October 12, 2018 outlining the next steps in the process throughout the fourth quarter of 2018. As part of these steps, on October 26, 2018, Hydro One filed a submission with the OEB on how the Act impacts its distribution rate application. On November 2, 2018, Hydro One filed a submission with the OEB on the pole attachment charges.
On June 27, 2018, the OEB issued a letter deferring Hydro One's request for the OEB to approve an alternative method to calculate amounts related to the post-employment benefit costs for Hydro One Networks' distribution business until the next re-basing application is filed, as the OEB noted that the issue is relevant to both the distribution and transmission businesses of Hydro One Networks. In the 2019 transmission rates application filed with the OEB on October 26, 2018, Hydro One requested this decision be made as part of its next transmission re-basing application.
B2M LP
On May 10, 2018, the OEB issued its Decision and Rate Order on B2M LP’s 2018 transmission application reflecting revenue requirement of $36 million, effective January 1, 2018.
Hydro One Remote Communities Inc.
On March 19, 2018, the OEB approved the settlement agreement related to the 2018 rates application reached by Hydro One Remote Communities Inc. and the intervenors in the rate proceeding. On March 26, 2018, a draft rate order was filed with the OEB for 2018 rates. The OEB approved the draft rate order on April 12, 2018, and the new rates were implemented effective May 1, 2018.

12

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

HOSSM
HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB MAAD decision dated October 13, 2016. On July 26, 2018, HOSSM filed a 2019 application to allow for inflationary increase (Price Cap Escalator factor) to its previously approved revenue requirement. The Price Cap Escalator factor is designed to add inflationary increases to the revenue requirement on an annual basis.
Niagara Reinforcement Limited Partnership (NRLP)
On September 19, 2018, NRLP was formed to own and operate a new 230 kV transmission line, the Niagara Reinforcement Project, built to connect generators in the Niagara area and the load centres of the Greater Toronto and Hamilton areas.
On September 27, 2018, Hydro One filed a transmission licence application with the OEB for NRLP. On October 25, 2018, Hydro One filed two other applications with the OEB relating to NRLP requesting approval for Hydro One Networks to sell the applicable assets to NRLP and approval of interim rates to include in the 2019 UTRs.
MAAD Applications
Orillia Power MAAD Application
In 2016, Hydro One filed a MAAD application (2016 Application) with the OEB to acquire Orillia Power Distribution Corporation (Orillia Power) from the City of Orillia, Ontario. On April 12, 2018, the OEB issued a decision denying Hydro One's proposed acquisition of Orillia Power. The decision indicated that with the exception to pricing, the transaction met the no harm test. Additionally, the OEB indicated that it required additional evidence on the overall cost structure following the deferral period and the impact on Orillia Power’s customers. On May 2, 2018, Hydro One and Orillia Power both filed a Motion to Review and Vary the OEB’s decision, and on August 23, 2018, the OEB issued a decision upholding its April 12, 2018 decision to deny Hydro One's proposed acquisition of Orillia Power.
On September 26, 2018, Hydro One filed a new MAAD application (2018 Application) with the OEB to acquire Orillia Power. The evidence in the 2018 Application is similar to that provided in the 2016 Application, with the exception of updates to reflect current variables to costs and other metrics, as well as future cost structures.
Peterborough Distribution MAAD Application
On October 12, 2018, the Company filed an application with the OEB for approval of the acquisition of business and distribution assets of Peterborough Distribution Inc. (Peterborough Distribution). On October 25, 2018, an advance ruling certification application was filed with the Competition Bureau. See section "Other Developments - Peterborough Distribution Purchase Agreement" for more information on the acquisition.
Other Applications
Lake Superior Link Project
On February 15, 2018, Hydro One filed a Leave to Construct application with the OEB to construct the east-west tie line (EWT Line) in northwestern Ontario (Lake Superior Link Project), which will compete with an application filed by NextBridge Infrastructure (NextBridge) to construct the EWT Line. Pursuant to the OEB’s direction, on July 26, 2018, the IESO issued its analysis of the impacts of a delay to the in-service date for the construction of the EWT Line. In its analysis, the IESO recommends an in-service date of 2020 for the completion of the EWT Line and does not support a delay beyond 2022, due to increased risks to system reliability and the associated cost uncertainties.
A combined OEB oral hearing for the Hydro One EWT Line application, the Hydro One East-West Tie Station Expansion application, and the NextBridge EWT Line application was held on October 2-12, 2018. The OEB's decision is expected by the end of 2018.
OTHER DEVELOPMENTS
Collective Agreements
On March 1, 2018, Hydro One insourced its customer service operations, which had been previously outsourced to Inergi LP and Vertex Customer Management (Canada) Limited since 2002. The insourcing was facilitated through labour agreements reached with the Power Workers’ Union (PWU) and The Society of United Professionals (formerly The Society of Energy Professionals) in 2017.
The current collective agreement with the PWU expired on March 31, 2018. On March 26, 2018, Hydro One and the PWU reached a tentative agreement, and on June 27, 2018, the agreement has been ratified by the PWU. The term of the agreement is for two years ending on March 31, 2020.
Litigation
Hydro One, Hydro One Networks, Hydro One Remote Communities Inc., and Norfolk Power Distribution Inc. are defendants in a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper

13

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017 billing practices. The plaintiff’s motion for certification was dismissed by the court on November 28, 2017, but the plaintiff has appealed the court’s decision. The appeal was heard on October 16, 2018, and it is likely that the court will render its decision before the end of 2018.
Peterborough Distribution Purchase Agreement
On July 31, 2018, Hydro One reached an agreement to acquire the business and distribution assets of Peterborough Distribution, an electricity distribution company located in east central Ontario, from the City of Peterborough. Hydro One will pay the City of Peterborough $105 million for the transaction. The acquisition is conditional upon the satisfaction of customary closing conditions and approval by the OEB and the Competition Bureau. On October 12, 2018, the Company filed an application with the OEB for approval of the acquisition.
HYDRO ONE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Directors and Executive Officers
On July 11, 2018, Hydro One Limited, on behalf of itself and its wholly-owned subsidiary, Hydro One, announced that it had entered into an agreement (Letter Agreement) with the Province for the purpose of the orderly replacement of the Board of Hydro One Limited and Hydro One and the retirement of Mayo Schmidt as the CEO effective July 11, 2018. Hydro One Limited also announced the appointment of Paul Dobson as Acting President and CEO of Hydro One Limited and Hydro One effective July 11, 2018.
On August 14, 2018, Hydro One announced a new Board. Six directors were identified and nominated by Hydro One’s ad hoc nominating committee, comprised of three of the five largest shareholders of Hydro One excluding the Province, and four directors were identified and nominated by the Province, Hydro One’s largest shareholder. Each of the directors are independent of both Hydro One and the Province in accordance with the Governance Agreement dated as of November 5, 2015 between Hydro One and the Province (Governance Agreement).
The directors of Hydro One Limited and Hydro One are the same in accordance with the provisions of the Governance Agreement.
On September 7, 2018, Hydro One Limited announced the appointment of Chris Lopez as Acting Chief Financial Officer of Hydro One Limited and Hydro One, effective September 6, 2018. On September 7, 2018, Hydro One Limited announced the appointment of Tom Woods as Chair of the Board of Hydro One Limited and Hydro One, effective September 6, 2018.

14

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

The following table sets forth information regarding the current directors and executive officers of Hydro One Limited and Hydro One as at November 1, 2018. Each of the directors was first appointed effective August 13, 2018. Each director is elected annually to serve for one year or until his or her successor is elected or appointed.

Name, Province or State and Country of Residence	Age	Position/Title	Independent Board Member	Principal Occupation	Committees
Paul Dobson Texas, USA	52	Acting President and CEO		Acting President and CEO
Jason Fitzsimmons Ontario, Canada	48	Chief Corporate Affairs and Customer Care Officer		Chief Corporate Affairs and Customer Care Officer
Gregory Kiraly Arizona, USA	54	Chief Operating Officer		Chief Operating Officer
Chris Lopez Alberta, Canada	44	Acting Chief Financial Officer		Acting Chief Financial Officer
Judy McKellar Ontario, Canada	62	Executive Vice President, Chief Human Resources Officer		Executive Vice President, Chief Human Resources Officer
Patrick Meneley Ontario, Canada	54	Executive Vice President and Chief Corporate Development Officer		Executive Vice President and Chief Corporate Development Officer
James Scarlett Ontario, Canada	65	Executive Vice President and Chief Legal Officer		Executive Vice President and Chief Legal Officer
Tom Woods[1] Ontario, Canada	66	Director and Chair of the Board	Yes	Director
Cherie Brant[1] Ontario, Canada	43	Director	Yes	Partner, Dickinson Wright LLP	Governance Committee; Health, Safety, Environment and Indigenous Peoples Committee
Blair Cowper-Smith[1] Ontario, Canada	70	Director	Yes	Director	Governance Committee (Chair); Human Resources Committee
Anne Giardini British Columbia, Canada	59	Director	Yes	Director	Audit Committee; Health, Safety, Environment and Indigenous Peoples Committee (Chair)
David Hay Ontario, Canada	63	Director	Yes	Managing Partner, Delgatie Incorporated	Audit Committee; Health, Safety, Environment and Indigenous Peoples Committee
Timothy Hodgson Ontario, Canada	57	Director	Yes	Managing Partner and Director, Alignvest Management Corporation	Governance Committee; Human Resources Committee
Jessica McDonald British Columbia, Canada	49	Director	Yes	Interim President and CEO, Canada Post Corporation	Audit Committee; Human Resources Committee
Russel Robertson[1] Ontario, Canada	71	Director	Yes	Director	Audit Committee; Human Resources Committee
William Sheffield Ontario, Canada	70	Director	Yes	Director	Audit Committee (Chair); Health, Safety, Environment and Indigenous Peoples Committee
Melissa Sonberg Québec, Canada	58	Director	Yes	Adjunct Professor, McGill University	Governance Committee; Human Resources Committee (Chair)
1 These directors have been designated as the Province’s nominees to the Board of Hydro One for the purpose of the Governance Agreement.
The following includes a brief profile of each of the executive officers and directors of Hydro One Limited and Hydro One, which includes a description of their present occupation and their principal occupations for the past five years:
Paul Dobson - Acting President and CEO
Effective July 11, 2018, Paul Dobson was appointed to the role of Acting President and CEO of Hydro One. Mr. Dobson joined the Company as Chief Financial Officer on March 1, 2018 responsible for finance, treasury, controller, internal audit, technology and regulation. Prior to joining Hydro One in 2018, Mr. Dobson served as Chief Financial Officer for Direct Energy Ltd. (Direct Energy), Houston, Texas, where he was responsible for overall financial leadership of a $15 billion revenue business with three million customers in Canada and the US. Since 2003, Mr. Dobson has held senior leadership positions in finance, operations, information technology and customer service across the Centrica Group, the parent company of Direct Energy. Prior to Direct Energy, Mr. Dobson worked at CIBC for 10 years in finance, strategy and business development roles in both Canada and the US. Mr. Dobson also brings considerable experience in mergers and acquisitions and integrating acquired companies across North America and in the United Kingdom. Mr. Dobson is a dual Canadian-US citizen who holds an honours bachelor’s degree from the University of Waterloo as well as a Masters of Business Administration (MBA) from the University of Western Ontario and is a CPA, CMA.
Jason Fitzsimmons - Chief Corporate Affairs and Customer Care Officer
Jason Fitzsimmons was promoted to Chief Corporate Affairs and Customer Care Officer in August 2018, with oversight of the customer service, corporate affairs, marketing and Indigenous relations functions. With more than 25 years of experience in the electricity sector, Mr. Fitzsimmons is a highly-regarded leader with a proven track record for successfully executing large-scale

15

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017 transformations and building strong relationships with key stakeholders. In his previous role as Vice President, Labour Relations at Hydro One, Mr. Fitzsimmons played an instrumental role in bringing the company’s 400-employee Customer Contact Centre in-house as the Company continuously strives to deliver best-in-class customer service. Prior to joining the Company in 2016, Mr. Fitzsimmons was the Chief Negotiations Officer at the Ontario Hospital Association and also held a number of executive roles at Ontario Power Generation, including Vice President of Human Resources for the Nuclear division. He is a Certified Human Resource Executive known for his broad experience in labour management as well as his passion for health and safety in the workplace. He was a prior member of the Advisory Board for Ryerson University’s Centre for Labour Management Relations and has served on the Board for the Electrical Power Sector Construction Association.
Gregory Kiraly - Chief Operating Officer
Effective September 12, 2016, Gregory Kiraly was appointed to the role of Chief Operating Officer (COO) of Hydro One. As COO, Mr. Kiraly oversees the complete transmission and distribution value chain including planning, engineering, construction, operations, maintenance, and forestry; shared services functions including facilities, real estate, fleet, and procurement; and the Hydro One Telecom and Hydro One Remote Communities subsidiaries. Prior to joining Hydro One in 2016, Mr. Kiraly served as Senior Vice President of Electric Transmission and Distribution at Pacific Gas and Electric Company (PG&E) in San Francisco, which delivers safe and reliable energy to more than 16 million customers in northern and central California. Since joining PG&E in 2008, Mr. Kiraly led efforts that achieved the lowest employee injury rates ever, seven straight years of record electric reliability, and over $500 million in productivity improvements and efficiency savings. Before PG&E, Mr. Kiraly held executive-level positions in energy delivery at Commonwealth Edison (Exelon) in Chicago and leadership positions in both gas and electric distribution at Public Service Electric and Gas Company in Newark, New Jersey. Mr. Kiraly holds a bachelor’s degree in industrial engineering from New Jersey Institute of Technology and an MBA in finance from Seton Hall University. He is also a graduate of Harvard University’s Advanced Management Program.
Chris Lopez - Acting Chief Financial Officer
Effective September 6, 2018, Chris Lopez was appointed as Acting Chief Financial Officer of Hydro One. Prior to joining Hydro One, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015. Prior to that, Mr. Lopez was Director of Operations Finance at TransAlta in Calgary from 2007 to 2011, and he held senior financial roles up to and including Country Financial Controller for TransAlta in Australia, from 1999 to 2007. Mr. Lopez worked as a Senior Financial Accountant with Rio Tinto Iron Ore, in Australia from 1997 to 1999. Mr. Lopez received a Bachelor of Business degree from Edith Cowan University in 1996, and a Chartered Accountant designation in Australia in 1999. He received a graduate diploma in corporate governance and directorships from the Australian Institute of Company Directors in 2007. Mr. Lopez was accountable for leading the management of financial governance and reporting, treasury management taxation and planning and analysis before stepping up into the acting role of Chief Financial Officer for the second half of 2017 following the departure of Michael Vels, until the appointment of Mr. Dobson as Chief Financial Officer on March 1, 2018.
Judy McKellar - Executive Vice President, Chief Human Resources Officer
Judy McKellar is the Executive Vice President, Chief Human Resources Officer of Hydro One. She was appointed to this position on November 11, 2016. Ms. McKellar has held various roles of increasing responsibility at Hydro One Networks, a subsidiary of Hydro One, in the Human Resources department over her 30+ year career and was appointed Vice President of Human Resources in 2010. In 2014, she assumed the additional responsibility of Senior Vice President of People and Culture/Health, Safety and Environment and serves as the accountable executive for the Human Resources Committee of the Board. Ms. McKellar earned a Bachelor of Arts degree from Victoria College, University of Toronto, and was recently named as one of 2015’s 100 Most Powerful Women in Canada by PricewaterhouseCoopers in the “Public Sector” category.
Patrick Meneley - Executive Vice President and Chief Corporate Development Officer
Effective March 1, 2018, Patrick Meneley was appointed to the role of Executive Vice President and Chief Corporate Development Officer of Hydro One. In this capacity, Mr. Meneley is responsible for leading strategy, innovation and mergers and acquisitions. Prior to joining Hydro One in 2018, Mr. Meneley served as Executive Vice President, Wholesale Banking at TD Bank Group and Vice Chair and Head of Global Corporate and Investment Banking for TD Securities. Mr. Meneley spent 15 years leading and building one of the leading corporate and investment banking businesses in Canada, along with a profitable and growing franchise in the US. Mr. Meneley holds an MBA (with distinction) from the University of Western Ontario and a Bachelor of Commerce (with honours) from the University of British Columbia.
James Scarlett - Executive Vice President and Chief Legal Officer
Effective September 1, 2016, James Scarlett was appointed as Executive Vice President and Chief Legal Officer of Hydro One. Prior to joining Hydro One, Mr. Scarlett was a Senior Partner at Torys LLP. He joined Torys LLP in March 2000 and held a number of leadership roles at the firm, including head of Torys LLP’s Capital Markets Group, Mining Group and International Business Development Strategy. Mr. Scarlett was also a member of the firm’s Executive Committee from 2009-2015. Prior to joining Torys LLP, Mr. Scarlett was a Partner at another major Canadian law firm. While at that firm Mr. Scarlett held leadership roles as head of its Corporate Group, Securities Group and as a member of its Board. Mr. Scarlett was also seconded to the Ontario Securities Commission in 1987 and was appointed as the first Director of Capital Markets in 1988, a position he held until his return to private law practice in 1990. Mr. Scarlett earned his law degree (J.D.) from the University of Toronto in 1981 and his Bachelor of Commerce Degree from the University of McGill in 1975. In 2015, Mr. Scarlett earned his ICD.D (Institute of Corporate Directors) designation.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

Tom Woods (provincial nominee) - Board Chair
Public Directorships (other than Hydro One Limited and Hydro One): Bank of America Corporation
Public Board Interlocks: None
Mr. Woods is a corporate director. He previously had a 37-year career with CIBC, a major Canadian bank, and Wood Gundy, the predecessor firm of CIBC World Markets. He started in Investment Banking, advising companies raising financing in the equity and debt capital markets as well as mergers and acquisitions, and later was Head of Canadian Corporate Banking, Chief Financial Officer, Chief Risk Officer and Vice Chairman.
Mr. Woods also serves on the boards of Bank of America Corporation, Alberta Investment Management Corporation, Providence St. Joseph’s St. Michael’s Health Care (Board Chair), University of Toronto Mechanical & Industrial Engineering and CIBC Children’s Foundation. Previous directorships include TMX Group Inc., DBRS Limited, Jarislowsky Fraser Limited and Covenant House (Board Chair). Mr. Woods has a Bachelor of Applied Science in Industrial Engineering from University of Toronto, and an MBA from Harvard Business School.
Cherie Brant (provincial nominee)
Public Directorships (other than Hydro One Limited and Hydro One): None
Public Board Interlocks: None
Ms. Brant is a Partner at Dickinson Wright’s Toronto law office where she has an Indigenous law practice with a focus on commercial real estate, energy and transmission and First Nations economic development. Ms. Brant provides strategic counsel to several First Nations and industry clients seeking to develop projects with First Nations and to understand and address Indigenous rights and interests. As lead counsel, Ms. Brant was instrumental in forming one of the largest First Nations-led limited partnerships in Canada resulting in the Ontario First Nations Sovereign Wealth LP’s share purchase of approximately 2.4% of Hydro One. Prior to being a Partner at Dickinson Wright LLP, she was a Partner at Willms & Shier LLP.
Ms. Brant is both Mohawk and Ojibway from the Mohawks of the Bay of Quinte and Wikwemikong Unceded Indian Territory. She also serves on the board of the Anishnawbe Health Foundation and is a member of the Canadian Council for Aboriginal Business, Research Advisory Board and the Aboriginal Energy Working Group of the IESO. Previous directorships include Women’s College Hospital and Trillium Gift of Life.
Ms. Brant has a Bachelor of Environmental Studies, Urban and Regional Planning Program from the University of Waterloo and a Juris Doctor from the University of Toronto. She is a member of the Ontario Bar Association and the Law Society of Ontario.
Blair Cowper-Smith (provincial nominee)
Public Directorships (other than Hydro One Limited and Hydro One): None
Public Board Interlocks: None
Mr. Cowper-Smith is the principal and founder of Erin Park Business Solutions, a Canadian advisory and consulting firm. Previously, he was Chief Corporate Affairs Officer of Ontario Municipal Employees Retirement System (OMERS), one of Canada’s largest public pension plans, and a member of the Senior Executive Team where his responsibilities included regulatory affairs, law and governance. Prior to joining OMERS he was a Senior Partner at McCarthy Tetrault LLP where his practice focused on mergers and acquisitions, infrastructure, governance and private equity.
Board experience includes numerous advisory assignments, including governance advisory assignments, with boards of directors including OMERS, Stelco, Hammerson, and includes existing or prior director appointments and board committee leadership roles with companies like Porter Airlines, 407 ETR, the Financial Services Regulatory Authority and Face the Future Foundation. He served until recently on the Public Policy Committee of the Canadian Coalition for Good Governance and on the Securities Advisory Committee of the Ontario Securities Commission. He co-founded The Canadian Council for Public and Private Partnerships which led to a long-term interest in infrastructure policy and delivery of infrastructure based services to Canadians.
Mr. Cowper Smith has a Bachelor of Laws (LLB) and Master of Laws (LLM) from Osgoode Hall Law School at York University. He is a member of the Law Society of Ontario and holds the director designation through the Institute of Corporate Directors and is a regular faculty presenter for the Directors College.
Anne Giardini, O.C., O.B.C., Q.C.
Public Directorships (other than Hydro One Limited and Hydro One): Nevsun Resources Ltd.
Public Board Interlocks: None
Ms. Giardini is a corporate director and Chancellor of Simon Fraser University, a public research university in British Columbia, Canada. She previously had a 20-year career with Weyerhaeuser Company Limited, a forestry and wood product manufacturing company, including as Canadian President. Before her tenure as President, she was Vice President and General Counsel at Weyerhaeuser where she worked on corporate, legal, policy and strategic matters. Ms. Giardini has been a newspaper columnist and is the author of two novels.
Ms. Giardini also serves on the boards of Nevsun Resources Ltd., Canada Mortgage & Housing Corporation, World Wildlife Fund (Canada), British Columbia Achievement Foundation, TransLink and the Greater Vancouver Board of Trade. Previous directorships include Thompson Creek Metals Company, Inc. and Weyerhaeuser Company Limited.

17

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

Ms. Giardini has a Bachelor of Arts (Economics) from Simon Fraser University, a Bachelor of Laws from the University of British Columbia and a Master of Law from the University of Cambridge (Trinity Hall). She is licensed to practice law in British Columbia (and formerly in Ontario and Washington State). In 2016, Ms. Giardini was appointed an Officer of the Order of Canada, and in 2018, she was appointed to the Order of British Columbia.
David Hay
Public Directorships (other than Hydro One Limited and Hydro One): EPCOR Utilities Inc.
Public Board Interlocks: None
Mr. Hay is a corporate director and the Managing Director at Delgatie Incorporated, a strategic advisory firm. He is the former Vice-Chair and Managing Director of CIBC World Markets Inc., the investment banking subsidiary of CIBC, with power, utilities and infrastructure as a major focus. Formerly, he was President and CEO of New Brunswick Power Corporation, and held senior investment banking roles, including Senior Vice President and Director responsible for mergers and acquisitions with Merrill Lynch Canada and Managing Director of European mergers and acquisitions with Merrill Lynch International. He spent the early part of his career as a practicing lawyer and taught part-time at both the University of Toronto and University of New Brunswick.
Mr. Hay also serves on the boards of EPCOR Utilities Inc., SHAD (Chair), the Council of Clean and Reliable Energy and as Chair of the Acquisition Committee of the Beaverbrook Art Gallery. Prior directorships include Toronto Hydro-Electric System Limited (Vice Chair).
Mr. Hay has a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto. He also holds a professional director designation from the Institute of Corporate Directors (ICD.D).
Timothy Hodgson
Public Directorships (other than Hydro One Limited and Hydro One): Alignvest Acquisition II Corporation and MEG Energy Corp.
Public Board Interlocks: None
Mr. Hodgson is a Managing Partner and Director of Alignvest Capital Management, an investment management firm. Prior to that, Mr. Hodgson was Special Advisor to Governor Mark Carney at Bank of Canada. Mr. Hodgson also held various positions in New York, London, Silicon Valley and Toronto with Goldman Sachs and served as CEO of Goldman Sachs Canada. Mr. Hodgson has held roles with Salomon Brothers, Price Waterhouse & Co. and Merrill Lynch Canada.
Mr. Hodgson also serves on the boards of Alignvest Acquisition II Corporation (Chair), PSP Investments and MEG Energy Corp. Previous directorships included Alignvest Acquisition Corporation, KGS-Alpha Capital Markets L.P., The Global Risk Institute, The Ivey School of Business, The Next36, Bridgeport Health and CanWest Media Works Income Fund.
Mr. Hodgson has a Bachelor of Commerce from the University of Manitoba and a MBA from The Richard Ivey School of Business at Western University. He is a Chartered Accountant, a Chartered Professional Accountant and a member of the Institute of Corporate Directors.
Jessica McDonald
Public Directorships (other than Hydro One Limited and Hydro One): Coeur Mining Inc. and Trevali Mining Corporation
Public Board Interlocks: None
Ms. McDonald is Interim President and CEO of Canada Post Corporation, a Crown corporation which functions as the primary postal operator in Canada. Previous roles include President and CEO of British Columbia Hydro & Power Authority, a Canadian electric utility in the province of British Columbia, and Executive Vice President of HB Global Advisors Corp., as well as a successful practice in mediation and negotiation on major commercial and industrial projects. In addition, Ms. McDonald has held many positions with the British Columbia government, including the most senior public service position in the provincial government as Deputy Minister to the Premier, Cabinet Secretary and Head of the BC Public Service, responsible for overseeing all aspects of government operations.
Ms. McDonald also serves on the boards of Canada Post Corporation, Coeur Mining Inc. and Trevali Mining Corporation, and is on the Member Council of Sustainable Development Technology Canada. Previous directorships include Powertech Labs (Chair) and Powerex Corp.
Ms. McDonald has a Bachelor of Arts (Political Science) from the University of British Columbia. She is also a member of the Institute of Corporate Directors of Canada.
Russel Robertson (provincial nominee)
Public Directorships (other than Hydro One Limited and Hydro One): Bausch Health Companies Inc. and Turquoise Hill Resources Ltd.
Public Board Interlocks: None
Mr. Robertson is a corporate director and former Executive Vice President and Head, Anti-Money Laundering, BMO Financial Group, a major Canadian bank. Mr. Robertson has served as Chief Financial Officer, BMO Financial Group and Executive Vice President, Business Integration where he oversaw the integration of Harris Bank and M&I Bank forming BMO Harris Bank. Before joining BMO, he spent over 35 years as a Chartered Professional Accountant holding various senior positions including the positions of Vice-Chair, Deloitte & Touche LLP (Canada) and Canadian Managing Partner, Arthur Andersen LLP (Canada).

18

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

Mr. Robertson also serves on the boards of Bausch Health Companies Inc. and Turquoise Hill Resources Ltd. Previous directorships include Virtus Investment Partners, Inc.
Mr. Robertson has a Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at the University of Western Ontario. He is a Chartered Professional Accountant (FCPA, FCA) and a Fellow of the Institute of Chartered Accountants (Ontario). He is also a member of the Institute of Corporate Directors.
William Sheffield
Public Directorships (other than Hydro One Limited and Hydro One): Houston Wire & Cable Company, Velan Inc.
Public Board Interlocks: None
Mr. Sheffield is a corporate director. He is the former CEO of Sappi Fine Papers, headquartered in South Africa. Previously, he held senior roles with Abitibi-Consolidated, Inc. and Abitibi-Price, Inc. He began his career in the steel industry and held General Manager, Industrial Engineering and Cold Mill Operating roles at Stelco Inc.
Mr. Sheffield also serves on the boards of Houston Wire & Cable Company, Velan, Inc., Burnbrae Farms Ltd., Longview Aviation Capital and Family Enterprise Xchange. Previous directorships include Canada Post Corporation, Ontario Power Generation, Corby Distilleries, Royal Group Technologies and SHAD.
Mr. Sheffield has a Bachelor of Science (Chemistry) from Carleton University and an MBA from McMaster University. He holds a professional director certification from the Institute of Corporate Directors (ICD.D) and a similar designation from the National Association of Corporate Directors in the US. He also completed the Family Enterprise Advisors Program (FEA) at the University of British Columbia.
Melissa Sonberg
Public Directorships (other than Hydro One Limited and Hydro One): Exchange Income Corporation
Public Board Interlocks: None
Ms. Sonberg is a corporate director and Adjunct Professor and Executive-in-Residence at McGill University’s Desautel Faculty of Management, a public research university in Montreal, Quebec. She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, now part of AIMIA, a marketing and loyalty analytics company. Ms. Sonberg held positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA.
Ms. Sonberg also serves on the boards of Exchange Income Corporation, MD Financial Holdings, Inc., Canadian Professional Sales Association, Groupe Touchette, Women in Capital Markets and Equitas - International Centre for Human Rights. Previous directorships include Rideau, Inc., Via Rail Canada, University of Ottawa, International Advisory Board and the McGill University Health Centre.
Ms. Sonberg has a Bachelor of Science (Psychology) from McGill University and a Masters of Health Administration from the University of Ottawa. She is a Certified Human Resource Executive and holds a professional director certification from the Institute of Corporate Directors (ICD.D).
Information Regarding Certain Directors and Executive Officers
As at November 1, 2018, the directors and executive officers of Hydro One and its subsidiaries beneficially owned, controlled or directed, directly or indirectly, as a group, 15,905 common shares, which represented approximately 0.003% of the outstanding common shares.
As at November 1, 2018, approximately 36.4% of the executives (those who hold a vice president role and above or equivalent) (12 out of 33) across Hydro One and its major subsidiaries, including 1 of 5 executive officers, are women.
Corporate Cease Trade Orders and Bankruptcies
Except as described below:

•
none of the directors or executive officers of Hydro One Limited or Hydro One nor any shareholder holding shares sufficient to materially affect control of Hydro One Limited or Hydro One is, or within the last 10 years has served as, a director or executive officer of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•
none of the directors or executive officers of Hydro One Limited or Hydro One is, or within the last 10 years has served as, a director, CEO, or chief financial officer of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order, or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or

•
none of the directors or executive officers of Hydro One Limited or Hydro One nor any shareholder holding shares sufficient to materially affect control of Hydro One Limited or Hydro One, within the last 10 years has become bankrupt, made a proposal

19

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017 under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.
Blair Cowper-Smith was serving as the Corporate Secretary of Stelco Inc. (Stelco) in 2004. On January 29, 2004, Stelco filed for and was granted Court bankruptcy protection under the Companies’ Creditors Arrangement Act (CCAA). Stelco emerged from Court protection under the CCAA on March 31, 2006. Blair also served as a Director of Golfsmith International Holdings GP Inc. and Golf Town Canada Inc. (Golf Town) from 2016 to 2018. On September 14, 2016, Golf Town filed for and was granted Court bankruptcy protection under the CCAA. Golf Town emerged from Court protection after being sold to Fairfax Financial Holdings Limited and CI Investments Inc. in October 2016.
Penalties or Sanctions
None of the directors or executive officers of Hydro One Limited or Hydro One, nor any shareholder holding shares sufficient to materially affect control of Hydro One Limited or Hydro One, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
Conflicts of Interest
To the best of Hydro One Limited’s and Hydro One’s knowledge, there are no existing material potential conflicts of interest among Hydro One or any of its subsidiaries and the directors or executive officers of Hydro One or any of its subsidiaries as a result of their outside business interests as at the date hereof. Certain of the directors and executive officers serve as directors and executive officers of other public companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of Hydro One Limited or Hydro One. Where conflicts arise, they are managed through a variety of measures, including declaration of the conflict, recusal from meetings and/or portions of meetings, and the creation of separate board materials for the affected directors.
Interest of Management and Others in Material Transactions
There are no material interests, direct or indirect, of any director or executive officer of Hydro One and its subsidiaries, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect Hydro One Limited or Hydro One.
Indebtedness of Directors and Executive Officers
No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One or any of its subsidiaries had any outstanding indebtedness to Hydro One or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One or any of its subsidiaries.
Independence Matters
The Board of Hydro One Limited and Hydro One currently consists of 10 directors, all of whom are independent of Hydro One Limited and Hydro One and independent of the Province within the meaning of the Governance Agreement.
For Hydro One’s purposes, an independent director is one who is independent of Hydro One and independent of the Province. Directors will be independent of Hydro One if they are independent within the meaning of all Canadian securities laws governing the disclosure of corporate governance practices and stock exchange requirements imposing a number or percentage of independent directors. Pursuant to Canadian securities laws, a director who is “independent” within the meaning of applicable securities laws is one who is free from any direct or indirect relationship which could, in the view of the board, be reasonably expected to interfere with a director’s independent judgement, with certain specified relationships deemed to be non-independent. A director will be “independent of the Province” if he or she is independent of Hydro One under Ontario securities laws governing the disclosure of corporate governance practices, where the Province and certain specified provincial entities are treated as Hydro One’s parent under that definition, but excluding current directors where the relationship ended before August 31, 2015. The Governance Agreement requires each of the directors, other than the CEO, to be both independent of Hydro One and independent of the Province. The Chair of Hydro One is independent of Hydro One and the Province.

20

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

The following table summarizes the committee memberships and independence status of Board members:

	Committees				Independence
Director	Audit Committee	Governance Committee	Human Resources Committee	Health, Safety, Environment and Indigenous Peoples Committee	Independent of Hydro One	Independent of the Province
Cherie Brant		v		v	v	v
Blair Cowper-Smith		v	v		v	v
Anne Giardini	v			v	v	v
David Hay	v			v	v	v
Timothy Hodgson		v	v		v	v
Jessica McDonald	v		v		v	v
Russel Robertson	v		v		v	v
William Sheffield	v			v	v	v
Melissa Sonberg		v	v		v	v
Tom Woods					v	v
Diversity Policy
The Board has adopted a board diversity policy which formalizes the company’s commitment to diversity and its desire to maintain a board comprising talented and dedicated directors whose skills, experience, knowledge and backgrounds reflect the diverse nature of the business environment in which it operates, including an appropriate number of female directors. The Board aspires towards a board composition in which each gender comprises at least 40% of the directors on the Board. Currently, the Board includes four female directors (40%).
Director Attendance
Directors are expected to attend board meetings, meetings of the committees on which they serve and the annual meeting of shareholders.
Number of Board and Committee Meetings (August 13, 2018 to November 1, 2018)1:

	Regular	Non-Regular	In Camera Sessions
Board	1	5	5
Audit Committee	1	2	3
Health, Safety, Environment and Indigenous Peoples Committee	1	-	1
Human Resources Committee	1	2	3
Governance Committee	1	-	1
1 All of the current directors were appointed directors of Hydro One effective August 13, 2018. The directors of Hydro One Limited are also directors of Hydro One and the two boards and each committee thereof hold joint meetings.
Audit Committee
The Audit Committee must consist of at least three directors, all of whom are persons determined by Hydro One to be both “independent” (within the meaning of all Canadian securities laws and stock exchange requirements and the Governance Agreement) and “financially literate” (within the meaning of other applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including National Instrument 52-110 - Audit Committees). At least one member of the Audit Committee will qualify as an “audit committee financial expert” as defined by the applicable rules of the US Securities and Exchange Commission. The Audit Committee comprises William Sheffield (Chair), Anne Giardini, David Hay, Jessica McDonald and Russel Robertson. Each of the Audit Committee members is independent and financially literate and each has an understanding of the accounting principles used to prepare Hydro One’s financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. Russel Robertson and David Hay each qualify as an audit committee financial expert.
Please refer to the biographies of our Audit Committee members described under “- Directors and Executive Officers” above for details of their additional invaluable skills and experience.
Human Resource Committee
Hydro One’s management team, the Human Resources Committee and the company’s compensation advisors all play a key role in determining executive compensation for the company’s directors and executives and in managing compensation risk on behalf of the Board of Hydro One. The Human Resources Committee is responsible for assisting the Board in fulfilling its oversight responsibilities relating to the attraction and retention of key senior management.

21

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

All of the members of the Human Resources Committee are independent. The Human Resources Committee comprises Melissa Sonberg (Chair), Blair Cowper-Smith, Timothy Hodgson, Jessica McDonald and Russel Robertson. All of the members of the Human Resources Committee have gained the following relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the compensation committee of a stock exchange listed company or otherwise:

•	human resources experience (experience with benefit, pension and compensation programs (in particular, executive compensation));

•	risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and

•	executive leadership experience (experience as a senior executive/officer of a public company or major organization).
Please refer to the biographies of our Human Resources Committee members described under “- Directors and Executive Officers” above for details of their additional invaluable skills and experience.
CEO Selection Committee
The Board has also formed an Ad-hoc CEO Selection Committee to identify and select a President and CEO.
Compensation Policies and Practices
Other than as set forth in Hydro One’s annual information form dated March 29, 2018 for the year ended December 31, 2017 or as otherwise described below, there have been no material changes to the policies and practices adopted by the Board of Hydro One Limited or Hydro One to determine compensation for Hydro One Limited’s or Hydro One’s directors and executive officers since January 1, 2018.
Changes to Hydro One’s Board and CEO Compensation
As disclosed under “- Directors and Executive Officers” above, on July 11, 2018, Hydro One Limited, on behalf of itself and Hydro One, announced that it had entered into the Letter Agreement for the purpose of the orderly replacement of the Board of Hydro One Limited and Hydro One and the retirement of Mayo Schmidt as the CEO effective July 11, 2018. In accordance with the Letter Agreement, Hydro One has agreed to consult with the Province in respect of future matters of executive compensation. In addition, the then-existing Hydro One Limited and Hydro One Board volunteered and agreed to immediately reduce board compensation to the levels contemplated by the pre-January 1, 2018 director compensation policy. The then-existing Hydro One Limited and Hydro One Board also volunteered and agreed to forego any compensation for their service after June 30, 2018.
In connection with Mr. Schmidt’s retirement, he received amounts consistent with Hydro One’s retirement policies applicable to his outstanding equity awards and his employment agreement as previously disclosed and was not entitled to severance. Mr. Schmidt received a $0.4 million lump sum payment in lieu of all post-retirement benefits and allowances.
Bill 2
On July 16, 2018, the Legislative Assembly of Ontario introduced Bill 2 (Bill 2) titled the Urgent Priorities Act, 2018. As an omnibus bill, among other matters, Bill 2, as proposed, would amend the Ontario Energy Board Act, 1998 (OEB Act) and enact the Hydro One Accountability Act (Act), and would require the Board of Hydro One to establish a new compensation framework for the Board and certain executives of Hydro One and its subsidiaries (excluding subsidiaries incorporated outside Canada) in consultation with the Province and the other five largest shareholders of Hydro One, which compensation framework is subject to approval by the Management Board of Cabinet. The Act provides the Management Board of Cabinet with the authority to issue directives governing the compensation of directors and certain executives of Hydro One and its subsidiaries (excluding subsidiaries incorporated outside Canada). The introduction of Bill 2 may adversely impact Hydro One Limited's and Hydro One ’s ability to continue to attract and retain executives.
The Act also requires Hydro One to annually provide public disclosure concerning compensation paid to certain executives, and provides that the OEB Act will be amended so that the rates charged by Hydro One and its subsidiaries shall not reflect amounts paid for compensation of the CEO and certain executives of Hydro One and its subsidiaries. The impact of this amendment is expected to restrict Hydro One’s ability to recover certain amounts paid for executive compensation through separate rate mechanisms, which is estimated to result in a reduction in Hydro One's net income for the year ending December 31, 2018 of up to $9 million, and is subject to a final determination by the OEB. The reduction may be materially lower, depending on the determination by the OEB of the executives whose compensation is to be excluded. Bill 2 expressly provides that certain causes of action and proceedings are not available or will be barred against the Province, Hydro One or any of its subsidiaries, or any of its current or former officers, directors, employees or agents in respect of the Act, the Province’s involvement in compensation matters or other aspects of the corporate governance of Hydro One or any of its subsidiaries or any alleged misrepresentation in any prospectus, document or other public statement related to the involvement of the Province in compensation matters at Hydro One or any of its subsidiaries. Bill 2 received Royal Assent on July 25, 2018.

22

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

Province of Ontario
Notwithstanding the Governance Agreement, and in light of actions taken by the Province following the provincial election in June 2018 including the passage of Bill 2, the Province may elect to make further decisions relevant to Hydro One that could be detrimental to the interests of shareholders.
NON-GAAP MEASURES
FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to the common shareholder. As such, FFO provides a consistent measure of the cash generating performance of the Company’s assets.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2018	2017	2018	2017
Net cash from operating activities	508	432	1,201	1,157
Changes in non-cash balances related to operations	(74)	(19)	68	45
Preferred share dividends	(3)	—	(7)	—
Distributions to noncontrolling interest	(1)	(1)	(6)	(4)
FFO	430	412	1,256	1,198
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the Distribution segment, as purchased power is fully recovered through revenues.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2018	2017	2018	2017
Revenues	1,598	1,511	4,630	4,518
Less: Purchased power	733	675	2,158	2,213
Revenues, net of purchased power	865	836	2,472	2,305

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2018	2017	2018	2017
Distribution revenues	1,103	1,040	3,284	3,317
Less: Purchased power	733	675	2,158	2,213
Distribution revenues, net of purchased power	370	365	1,126	1,104
FFO, Revenues, Net of Purchased Power, and Distribution Revenues, Net of Purchased Power are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

23

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.4% ownership at September 30, 2018. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Hydro One Telecom, and 2587264 Ontario Inc. are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2018 and 2017:

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2018	2017	2018	2017
IESO	Power purchased	321	276	1,079	1,169
	Revenues for transmission services	474	390	1,293	1,124
	Amounts related to electricity rebates	113	181	353	321
	Distribution revenues related to rural rate protection	59	61	177	185
	Distribution revenues related to the supply of electricity to remote northern communities	8	8	24	24
	Funding received related to Conservation and Demand Management programs	11	18	33	44
OPG	Power purchased	2	2	8	7
	Revenues related to provision of construction and equipment maintenance services	1	1	5	5
	Costs related to the purchase of services	—	—	—	1
OEFC	Power purchased from power contracts administered by the OEFC	1	—	2	1
OEB	OEB fees	2	2	6	6
Hydro One Limited	Return of stated capital	140	129	405	405
	Dividends paid	—	5	6	11
	Stock-based compensation costs	11	6	23	18
	Cost recovery for services provided	4	—	11	—
Hydro One Telecom	Services received - costs expensed	6	6	18	18
	Revenues for services provided	1	1	2	2
2587264 Ontario Inc.	Dividends paid	3	—	7	—

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2018 that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.

24

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Codification (ASC) guidance issued by the FASB that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASC 606	May 2014 – November 2017
ASC 606 Revenue from Contracts with Customers replaced ASC 605 Revenue Recognition. ASC 606 provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.
January 1, 2018
Hydro One adopted ASC 606 on January 1, 2018 using the retrospective method, without the election of any practical expedients and there was no material impact to the Company's revenue recognition policy upon adoption. The Company has included the disclosure requirements of ASC 606 for interim periods in the year of adoption.

ASU 2017-07	March 2017
Service cost components of net benefit cost associated with defined benefit plans are required to be reported in the same line as other compensation costs arising from services rendered by the Company’s employees. All other components of net benefit cost are to be presented in the income statement separately from the service cost component. Only the service cost component is eligible for capitalization where applicable.
January 1, 2018
Hydro One applied for a regulatory asset to maintain the capitalization of post-employment benefit related costs and as such, there is no material impact upon adoption. See Note 2 - Significant Accounting Policies and Note 11 - Regulatory Assets and Liabilities in the Hydro One financial statements for the three and nine months ended September 30, 2018.

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated impact on Hydro One
2016-02 2018-01 2018-10 2018-11	February 2016 – July 2018
Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet. ASU 2018-01 permits an entity to elect an optional practical expedient to not evaluate under ASC 842 land easements that exist or expired before the entity's adoption of ASC 842 and that were not previously accounted for as leases under ASC 840. ASU 2018-10 amends narrow aspects of ASC 842. ASU 2018-11 provides entities with an additional and option transition method in adopting ASC 842. ASU 2018-11 also permits lessors to elect an optional practical expedient to not separate non-lease components from the associated lease component by underlying asset classes.
January 1, 2019
The Company has reviewed a substantial number of existing leases and relevant contracts and continues its assessment activities. No quantitative determination has been made at this time. The Company is on track for implementation of this standard by the effective date.

2018-07	June 2018
Expansion in the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. Previously, ASC 718 was only applicable to share-based payment transactions for acquiring goods and services from employees.
			January 1, 2019	Under assessment
2018-13	August 2018	Disclosure requirements on fair value measurements in ASC 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	Under assessment
2018-14	August 2018
Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes.
			January 1, 2021	Under assessment
2018-15	August 2018
The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement is not affected by the amendment.
			January 1, 2020	Under assessment

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications, including resulting decisions, rates and expected impacts and timing; the Company’s liquidity and capital resources and operational requirements; expectations regarding credit ratings; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; ongoing and planned projects, including expected results, costs and completion dates; expected future capital investments, including expected timing and investment plans; contractual obligations and other commercial commitments; the OEB and applications before the OEB; the Company’s share capital; NRLP and the Niagara Reinforcement Project, the Lake Superior Link Project, and related regulatory applications; collective agreements; the pension plan, future pension contributions, valuations and expected impacts; impacts of OEB treatment of post-employment benefit costs; estimated ETR; non-GAAP measures; internal control over financial reporting; recent accounting-related guidance; the status of the Company’s acquisitions and mergers, including Orillia Power and Peterborough Distribution; class action litigation; the Agreement with the Province; changes to Hydro One's Board and CEO, and Bill 2 and its anticipated impacts, including expectations relating to executive compensation; and the potential of government intervention in Hydro One's business. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•
risks associated with the Province’s share ownership of Hydro One's parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	risks associated with the Province exercising further legislative and regulatory powers in the implementation of Bill 2;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures, or denials of applications;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•
the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on reserves (as defined in the Indian Act (Canada));

•	the risks associated with information system security and maintaining a complex IT system infrastructure;

•	the risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	the risk of a credit rating downgrade and its impact on the Company's funding and liquidity;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2018 and 2017

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•
the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using US GAAP;

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system; and

•	the risk related to the impact of the new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these risks and other factors are discussed in additional detail under the section "Hydro One Board of Directors and Executive Officers - Province of Ontario" in this MD&A, and in the section “Risk Management and Risk Factors” in the 2017 MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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